
amrad.

amrad corporation limited
abn 37 006 614 375
576 swan stree
victoria australi
telephone (61 3
facsimile (61 3)
http://www.am



To: The Securities and Exchange Commission

Company:

Fax: 0011 1 202 942 9624

From: Robyn Fry - Company Secretary

Fax: (+61 3) 9208 4356

Date: 23 June 2003

Pages:
Including cover page

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

pp. [signature]

Robyn Fry
General Counsel & Company Secretary



amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

FILE No.
82-4867

23 June 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

p.p.

Robyn Fry
General Counsel & Company Secretary

Rflr001

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAD Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/06/2003

TIME: 09:22:00

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Merck licenses Amrad technology to develop new asthma drugs

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Nicky Haw

From: ASX.Online@asx.com.au
Sent: Monday, 23 June 2003 9:22
To: rfry@amrad.com.au; nhaw@amrad.com.au
Subject: AML - ASX Online e-Lodgement - Confirmation of Release



60283.pdf (34 KB)

ASX confirms the release to the market of Doc ID: 60283 as follows: Release Time: 23-Jun-2003 09:21:55 ASX Code: AML File Name: 60283.pdf Your Announcement Title: Merck licenses Amrad technology


amrad

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au



MERCK SHARP & DOHME
Merck Sharp & Dohme (Australia) Pty Limited
54 - 68 Ferndell Street South Granville NSW 2142

News release

Monday 23 June 2003

Merck licenses Amrad technology to develop new asthma drugs

Melbourne biotechnology company Amrad Corporation Ltd (ASX:AML) and Merck Sharp & Dohme (Australia) Pty Limited today announced one of the largest biotechnology collaborations in Australian history, with a potential value of US$112 million plus royalties.

Amrad and MSD, the Australian subsidiary of one of the world's leading research-based pharmaceutical companies, Merck & Co., Inc., have signed an exclusive licensing and multi-year research collaboration agreement. Based on the results of the collaboration, Merck will seek to develop drugs with therapeutic potential in areas such as asthma, other types of respiratory disease and oncology.

Under the agreement with MSD, Amrad will receive an upfront payment of $US5 million. Total potential payments to Amrad by MSD based on the successful development of a human health product for all indications would amount to a total of $US112 million. Amrad would also receive royalties for commercialised products. Amrad and MSD will work together to investigate drug candidates, with Merck being solely responsible for all clinical development and marketing.

Announcing the agreement at BIO2003 in Washington DC, Amrad Managing Director, Dr Sandra Webb, said the deal demonstrates the value of Amrad's drug discovery program and intellectual property. "It confirms the excellence of the basic research conducted at the Cooperative Research Center for Cellular Growth Factors (CRC-CGF) and Melbourne's Walter and Eliza Hall Institute, and Amrad's ability to extend and commercialise that research. It is also a great example of how Amrad has been able to work closely with our academic colleagues to grow and capture a commercial opportunity," she said.

"We are delighted to enter this collaboration with Merck as its strong skills in development and marketing make Merck an ideal partner. More importantly, we believe that by collaborating with Merck we can accelerate the preclinical investigation and clinical development of drugs based on this exciting target," Dr Webb said.

Dr Peter S. Kim, President of Merck Research Laboratories, cites this agreement as a significant entry by Merck into the biologics arena and consistent with Merck's renewed emphasis on external partnerships to supplement its world-class research capabilities.

"We are pleased to broaden our longstanding relationship with Amrad. Amrad will help Merck accelerate our own innovation and development efforts for advancing the treatment of asthma around the world," said Dr Kim.

...2/

MSD (Australia) Managing Director Will Delaat said the collaboration highlights the value of Australian biotechnology firms joining with global pharmaceutical companies to bring their research from the laboratory to the international market.

"We have had a 15-year history of partnering with Amrad. This latest collaboration demonstrates our commitment to Australian R&D, and to developing local discoveries for the benefit of patients globally," said Mr Delaat.

Mr Delaat said he hoped the collaboration would emulate an earlier partnership between Merck and Australian researchers, which has led to the development of a therapy offering hope in the fight against cervical cancer. The vaccine for the Human Papilloma Virus (HPV), believed responsible for the development of most cervical cancer cases, has now entered final clinical trials.

About Amrad

Amrad Corporation Limited is an Australian drug discovery and development based biotechnology company. Amrad's in-house R&D expertise is focused on five priority status projects in the areas of allergy and inflammation, anti-infectives and neurological indications. Further information about projects in drug discovery and development can be found at www.amrad.com.au.

About Merck Sharp & Dohme (Australia)

MSD is the subsidiary of global research-based pharmaceutical company Merck & Co., Inc. With a portfolio of more than 60 medicines and vaccines, MSD is among Australia's top 40 firms investing in research and development. Further information on MSD and its 50 years of operation in Australia can be found at msd-australia.com.au

---

Monday, 23 June 2003

Contact:
Anne Hayward, Amrad (03) 9208 4320 / (0419) 893 922
Virginia Nicholls, Merck Sharp & Dohme (Aust) (02) 9795 9530 / (0414) 795 561